SECUR 11016602 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 68040

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Trilial Securities, LLC

OFFICIAL USE ONLY
148521
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 6th Ave 2nd Floor
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McPhedran 646-380-2095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Larson Allen LLP
(Name – *if individual, state last, first, middle name*)

3000 Northup Way #200 (Address) Bellevue (City) WA (State) 98004 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 16 2011
22 REGISTRATIONS BRANCH

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David McPhedran, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Triliad Securities, LLC, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner
Title

Notary Public

MARC KAUFMAN
Notary Public, State of New York
No. 02KA6187344
Qualified in New York County
Commission Expires May 19, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRILIAD SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2010

TRILIAD SECURITIES, LLC
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2010

LarsonAllen LLP
CPAs, Consultants & Advisors
www.larsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Triliad Securities, LLC
Seattle, Washington

We have audited the accompanying statement of financial condition of Triliad Securities, LLC (the Company) as of December 31, 2010, and the related statements of loss, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Triliad Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained on pages 10 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LarsonAllen LLP

LarsonAllen LLP

Bellevue, Washington
February 9, 2011

Statement of Financial Condition — December 31, 2010

Assets	
CURRENT ASSETS:	
Cash and cash equivalents	$ 10,567
Liabilities and Members' Equity	
CURRENT ASSETS:	
Accounts payable	$ 4,511
COMMITMENTS	
MEMBERS' EQUITY	6,056
	$ 10,567

See accompanying notes to financial statements.

Statement of Loss — Year Ended December 31, 2010

COMMISSION REVENUES	$ 7,500
OPERATING EXPENSES	14,355
LOSS FROM OPERATIONS	(6,855)
OTHER EXPENSE:	
Interest expense	(533)
NET LOSS	$ (7,388)

See accompanying notes to financial statements.

Statement of Changes in Members' Equity — Year Ended December 31, 2010

	Members' Equity
BALANCE, DECEMBER 31, 2009	$ 8,974
NET LOSS	(7,388)
CAPITAL CONTRIBUTIONS	5,200
DISTRIBUTIONS	(730)
BALANCE, DECEMBER 31, 2010	$ 6,056

See accompanying notes to financial statements.

Triliad Securities, LLC

Statement of Cash Flows — **Year Ended December 31, 2010**

Increase (Decrease) in Cash and Cash Equivalents

CASH FLOWS FROM OPERATING ACTIVITIES:		
Cash received from customers		$ 8,188
Cash paid to suppliers		(14,834)
Interest paid		(533)
Net cash used in operating activities		(7,179)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions	$ 5,200	
Members' withdrawals	(730)	
Net cash provided by financing activities		4,470
NET DECREASE IN CASH AND CASH EQUIVALENTS		(2,709)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		13,276
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 10,567

Reconciliation of Net Loss to Net Cash Used in Operating Activities:

Net loss		$ (7,388)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in assets:		
Accounts receivable	$ 688	
Change in liabilities:		
Accounts payable	(479)	
Total adjustments		209
Net cash used in operating activities		$ (7,179)

See accompanying notes to financial statements.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:

Triliad Securities, LLC (the Company) is located in Seattle, Washington and was created on May 21, 2008. The Company is an introducing broker/dealer that offers merger and acquisition advisory services and helps clients raise capital via private placements.

The Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) consider the Company a broker/dealer.

Summary of Significant Accounting Policies:

a. *Basis of accounting* — The financial statements of the Company have been prepared on the accrual basis of accounting.

b. *Cash and cash equivalents* — The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

c. *Accounts receivable* — The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

d. *Revenue recognition* — Service fee revenue is recognized as it is earned. Other revenue, such as commissions, is recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

e. *Use of estimates* — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued):

Summary of Significant Accounting Policies (continued):

f. *Federal income taxes* — As a limited liability company, the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, no provision or liability for income taxes has been included in the financial statements.

   The Company has not identified any uncertainty in income tax positions that would jeopardize the entity's status as a pass-through entity.

   The Company's income tax returns are subject to review and examination by federal authorities. The tax returns are open to examination by federal authorities for the years 2007 to 2009.

g. *Subsequent events* — Subsequent events have been evaluated through February 9, 2010, which is the date the financial statements were available to be issued.

NOTE 2 — NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital of $6,056, which was $1,056 in excess of the required minimum net capital of $5,000, and a net capital ratio of 1.22 to 1.

NOTE 3 — CONCENTRATIONS OF CREDIT RISK:

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company grants credit on an unsecured basis and controls credit risk on its accounts receivable through monitoring procedures.

The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTAL INFORMATION

Computation of Audited Net Capital Under Rule 15c3-1 — Year Ended December 31, 2010

TOTAL OWNERSHIP EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$ 6,056
NONALLOWABLE ASSETS:	
None identified	-
NET CAPITAL	$ 6,056

Reconciliation of Unaudited Focus Report Net Capital to Audited Net Capital

Year Ended December 31, 2010

There are no reconciling items between net capital as reported in the Company's Part II (unaudited) Focus Report and Net Capital as reported on Page 10.

Computation of Basic Net Capital Requirements — Year Ended December 31, 2010

AGGREGATE INDEBTEDNESS:	
Accounts payable	$ 4,511
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital	$ 5,000
NET CAPITAL	$ 6,056
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.22 to 1

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5**

Board of Directors
Triliad Securities, LLC
Seattle, Washington

In planning and performing our audit of the financial statements and supplemental information of Triliad Securities, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession, or control of all fully paid, and excess margin securities of customers, as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described above and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

LarsonAllen LLP

LarsonAllen LLP

Bellevue, Washington
February 9, 2010

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